EXHIBIT 1
Sub-Item 77C

DREYFUS PREMIER FIXED INCOME FUNDS -DREYFUS PREMIER CORE BOND FUND

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus Premier Core Bond Fund, a series of Dreyfus Premier Fixed Income Fund (the “Fund”) was held on April 2, 2008. Out of a total of 40,941,914.418 shares (“Shares”) entitled to a vote at the meeting, a total of 23,707,468.274 were represented at the meeting, in person or by proxy. The following matter was duly approved by the holders of the Fund’s outstanding Shares as follows:

An Agreement and Plan of Reorganization between the Fund and Dreyfus Premier Core Bond Fund (the “Acquiring Fund”), providing for the transfer of all of the assets of the Fund to the Acquiring Fund, in exchange for the Acquiring Fund’s Class Z shares having an aggregate net asset value equal to the value of the Fund’s assets and the assumption by the Acquiring Fund of the Fund’s stated liabilities, and the pro rata distribution of those shares to the Fund’s shareholders and subsequent termination of the Fund.

Affirmative Votes	Negative Votes	Abstained Votes
20,944,777.488	1,038,242.754	1,724,448.032